 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE BEGINS IMPLEMENTATION OF NEW SECURTER FINTECH RELATIONSHIP

Vancouver, British Columbia / ACCESSWIRE / March 21, 2019 - DIGATRADE FINANCIAL CORP (OTCQB: DIGAF), an OTC digital asset trade desk for institutions and financial technology company, has officially started implementation of its recently announced agreement with Securter Inc., the developer of leading-edge security tools for credit card transactions.

The top priority of this implementation is to combine the expertise of the two management teams. They have started integrating their efforts and are on-schedule to progress through the anticipated R&D, testing and customer rollout phases. Digatrade’s acquisition of Securter is increasing Digatrade’s profile in the fintech sector because of the immense benefit that Securter’s technology brings to major financial institutions and credit card users alike.

Digatrade is also preparing a suite of new investor relations resources for shareholders that will inform them in greater detail of Securter’s goals in fintech as well as the company’s progress in meeting these goals. Securter technology can reduce the billions of dollars of losses annually that arise from fraudulent online transactions in which the merchant never sees the customer or the credit card (“Card Not Present/CNP”). This type of transaction, CNP, represents the most rapidly growing segment of consumer spending. Digatrade’s information-portal launches in coming weeks will to help DIGAF shareholders understand the business significance to them (and to the fintech industry) of Digatrade/Securter’s work.

Securter is engaged in research and development of the next generation of payment and online user authentication platform that is based on remote processing of Europay, MasterCard and VISA smart credit/debit cards. Securter’s payment platform adapts and extends conventional best-practices technology (currently intended for physical Point of Sales / POS) to secure EMV online payments.

Digatrade/Securter R&D is related to the cyber-security field in order to yield robust system architecture without dependence on any computer vulnerabilities. This removes the need for costly risk management of intermediate servers as they exist in the current standard protocols within the market.

Digatrade/Securter will monetize its technology by sharing global credit card transaction-fee revenue with participating payment processors. The revenue sharing model has produced the fintech giants that operate in today’s global payments system. Digatrade/Securter will thereby benefit financially from the world’s existing payments infrastructure, by improving its reliability, profitability, convenience and security.

 ABOUT DIGATRADE:

DIGATRADE is a Financial Technology “Fintech” company that offers buyside cryptocurrency transactions and liquidity to institutions through its proprietary over-the-counter trade desk. The company is also developing a next generation platform for security in the online credit card payment system, globally. The Company is owned and operated 100% by Digatrade Financial Corp., located in Vancouver, British Columbia, which is publicly listed on the OTC.QB under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp

Date: March 21, 2019	By:	/s/ Brad J. Moynes
Name: Brad J. Moynes
Title: CEO